Exhibit 12.1

AIRCASTLE LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
Fixed Charges:
Interest expense	$243,757	$238,378	$243,576	$255,660	$241,231	$57,108
Capitalized interest	—	—	—	144	255	—
Portion of rent expense representative of interest	404	372	376	638	701	185

Total fixed charges	$244,161	$238,750	$243,952	$256,442	$242,187	$57,293

Earnings:
Income from continuing operations before income taxes	$38,943	$111,637	$128,243	$156,505	$146,305	$54,921
Fixed charges from above	244,161	238,750	243,952	256,442	242,187	57,293
Less capitalized interest from above	—	—	—	(144)	(255)	—
Amortization of capitalized interest	800	800	800	532	496	85

Earnings (as defined)	$283,904	$351,187	$372,995	$413,335	$388,733	$112,299

Ratio of earnings to fixed charges	1.16x	1.47x	1.53x	1.61x	1.61x	1.96x